PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f|D1 : 98/25-2-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Condensed Balance Sheet as at December 31, 2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at December 31, 2004 of PPC GROUP OF COMPANIES.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 3/7

Enclosure

- The Condensed Balance Sheet as at December 31, 2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at December 31, 2004 of PPC GROUP OF COMPANIES.

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT DECEMBER 31, 2004
3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004
(Amounts in thousands Euro)

	12/31/2004	12/31/2003
ASSETS		
B. INSTALLATION COSTS	29.187	36.264
Less: Accumulated depreciation	20.906	25.008
Net book value	8.281	11.256
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.743.228	17.049.842
Less: Accumulated depreciation and amortization	8.615.413	7.927.015
Net book value	9.127.815	9.122.827
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	15.461	11.850
TOTAL FIXED ASSETS	9.143.276	9.134.677
D. CURRENT ASSETS		
I. Inventories	576.629	538.724
II. Customers	417.230	359.883
II. Other Receivables	224.236	203.655
III. Marketable Securities	10.006	9.327
IV. Cash at Banks and in Hand	20.274	24.389
TOTAL CURRENT ASSETS	1.248.375	1.135.978
E. PREPAYMENTS AND ACCRUED INCOME	255.596	239.482
TOTAL ASSETS	10.655.528	10.521.393
DEBIT MEMO ACCOUNTS	1.372.369	766.927

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT DECEMBER 31, 2004
3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004
(Amounts in thousands Euro)

	12/31/2004	12/31/2003
LIABILITIES & SHAREHOLDERS' EQUITY		
A. SHAREHOLDERS' EQUITY		

I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.413.867	1.273.958
IV. Reserves	547.800	547.800
Special reserve, Law 2941/01	1.426.731	1.426.731
Profits for the period before tax	439.512	0
Profits carried forward	0	28.218
Profits from previous years	28.211	0
TOTAL SHAREHOLDERS' EQUITY	5.039.075	4.459.661
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	609.053	603.202
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.120.302	3.118.797
Other long term liabilities	386.794	357.564
	3.507.096	3.476.361
II. CURRENT LIABILITIES		
Suppliers	250.793	202.065
Bonds and bank loans, short term portion	397.154	768.072
Taxes, duties and social security funds	128.362	306.374
Other liabilities	625.926	618.506
	1.402.235	1.895.017
TOTAL LIABILITIES	4.909.331	5.371.378
D. ACCRUALS AND DEFERRED INCOME	98.069	87.152
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.655.528	10.521.393
CREDIT MEMO ACCOUNTS	1.372.369	766.927

PUBLIC POWER CORPORATION S.A.

CONDENSED STATEMENT OF INCOME

3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004

(Amounts in thousands Euro)

	1/1/2004 - 12/31/2004	1/1/2003 -12/31/2003
Sales	4.108.230	3.882.181
Less: Cost of sales	3.125.970	2.997.481
Gross operating results	982.260	884.700
Plus: other operating income	155.038	139.162
Total	1.137.298	1.023.862
Less: Administrative expenses	153.813	145.102
Research and development costs	39.824	47.968
Selling expenses	350.268	291.776
Subtotal	593.393	539.016

Less: Financial expenses, net	153.536	193.531
Total operating profit	439.857	345.485
Plus: Extraordinary income	49.896	116.326
Less: Extraordinary expenses	50.241	101.133
RESULT FOR THE PERIOD BEFORE TAX	439.512	360.678

Athens, 22 February, 2005

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
I. D. PALAIOKRASSAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.N. A 084031	ID.C.N. Ξ 305492	ID.C.N. T 157094

NOTES FOR PPC S.A.

1. The December 31, 2004 condensed financial statements were prepared using the same accounting principles with those applied during the previous corresponding year.

2. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

3. There are no liens against the Company's fixed assets.

4. In accordance with Law 2941/2001, the Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

5. In accordance with article 15 of Law 3229/2004, the Company will proceed with a revaluation of its fixed assets as of December 31, 2004. The revaluation takes place, based on evaluation, in accordance with IAS/IFRS, by an independent firm. The revaluation has not yet been finalized due to thousands of fixed assets which belong to the Company and due to their dispersion all over Greece. The results of the revaluation of the net book value which will arise from the valuation will be reflected in the annual financial statements of 12.31.2004 and they will influence the accounts of Land, Mines, Buildings, of Fixed Assets and of the Total Shareholders' Equity with the amount of the revaluation and the Statement of Income with the amount of tax of

surplus which will arise on the difference of the revaluation. The result of the above revaluation cannot be currently determined.

6. Monetary assets and liabilities that are denominated in foreign currencies have been translated based on the exchange rates as of December 31, 2004.

7. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions ", an amount of approximately Euro 1.036 million at December 31, 2004, representing the net book value of customers' contributions in the construction cost of the Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

8. Accruals were recorded for all costs relating to the period.

9. Capital expenditure for the period totaled approximately Euro 754 million.

10. Adequate provisions have been made for all litigation.

11. Payroll includes 28.076 employees. The Company is compensated for 155 employees who work exclusively for the Hellenic Transmission System Operator.

12. For comparison purposes certain reclassifications were made in "Buildings" and in "Lakes", in "Various Debtors" and in "Various Creditors", in cost of sales, in operating costs, in "Extraordinary Income", in "Extraordinary Profit", in "Extraordinary Losses" and in "Other Operating Income" on the 2003 financial statements which were published on 03.25.04, to conform to the presentation of the corresponding current year's condensed financial statements without effecting the result of 2003.

13. The main activity of the Company, is classified under activity code No 401 "Generation and distribution of electricity" in accordance with the four digit STAKOD classification Code 03.

TRANSLATION

AUDITORS' REPORT

To the Board of Directors
Public Power Corporation S.A.

We have carried out the audit required by the provisions of Article 6 of the P.D. 360/1985, as amended by Article 90 of L.2533/1997, in accordance with the principles and auditing standards followed by the Institute of Certified Public Accountants of Greece and the audit procedures which we deemed necessary, to ascertain that the above condensed financial statements for the period from January 1, 2004 to December 31, 2004 of Public Power Corporation S.A. do not contain errors or omissions which materially affect the asset structure and the financial position of the Company and its results of operations for the period then ended. Our audit included the operations of the Company's branches. The books and records maintained by the Company were made available to us and we were provided with the necessary information and other explanations we requested. The Company has complied with the provisions of the Greek Chart of Accounts. No changes in the accounting methods have been made compared to prior period and the cost of production has been determined in accordance with generally accepted costing principles.

Our audit work revealed that:

1. Included in tangible assets is the accumulated cost of construction of the hydroelectric dam with two generators in Mesohora area, amounting to approximately Euro 259.2 million on 31.12.04. The delivery of the project has been delayed pending the resolution of environmental disputes that will be resolved by the competent courts.

2. Included in inventories are balances relating to spare parts and materials held by contractors for the construction of networks amounting on 31.12.04 to Euro 22.6 million which up to the date of this report have not been independently confirmed by these contractors. In the absence of appropriate alternative auditing procedures we are not in a position to confirm the above balances.

3. Included in inventories are debit and credit balances that show no movement for more than one year relating to purchases in progress and orders for materials placed abroad with a total net debit balance on 31.12.04 of approximately Euro 15.2 million, which to date have not been cleared. Therefore we are not in a position to opine on the recoverability of the above balances.

4. The Company has not been subject to a regular tax audit for the financial year 2004. For the financial years 2000 up to 2003 a regular tax audit is in progress however the results of this audit can not be presently determined. As a consequence, the tax liabilities of the Company for the unaudited period January 1, 2000 until December 31, 2004 are not finalised.

Based on the audit performed, we have ascertained that the above condensed financial statements derive from the books and the records of the Company and except for the matters discussed above and the Company's notes below the Balance Sheet, do not contain errors or omissions which materially affect the financial position and asset structure of the Company as of December 31, 2004 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles and methods followed by the Company which are generally accepted in Greece and do not differ from those applied in the respective period of the previous year.

Attention is drawn to the fact that this opinion is issued for the purposes of article 90 of L.2533/1997 and does not substitutes the statutory audit opinion for the statutory audit which is required according to the provisions of art. 37 of L.2190/1920 governing "sociétés anonnymes". For that purpose it is possible that certain balances of the above condensed financial statements may differ from the corresponding balances to be included in the annual statutory financial statements which will be accompanied by the statutory audit opinion.

Athens, February 22, 2005
The Certified Public Accountant
George D. Cambanis
Reg. No (ICPA (GR)): 10761
Deloitte.

Cash Flow Statement of PUBLIC POWER CORPORATION S.A.

(of the year 01/01/2004-31/12/2004)

COMPANIES REGISTER.: 47829/06/B/00/2

A/A	amounts in thousands €

		BREAKDOWN	31/12/2004
A		**Cash flows from operating activities**	
A	100	**Cash inflows**	
	101	Sales	4.108.230
	102	Other operating income	36.979
	103	Extraordinary and non-operating income	14.043
	104	Income from previous fiscal years	2.831
	105	Interest income	15.062
	106	Income from securities	734
	107	Sale of securities	0
	108	Decrease in receivables	0
		Less:	
	109	Purchase of securities	0
	110	Increase of receivables	67.347
		Total cash inflows (A100)	**4.110.532**
A	200	**Cash outflows**	
	201	Cost of goods sold (less depreciation and provisions)	2.395.848
	202	Administrative expenses	142.904
	203	Research & development expenses	37.162
	204	Selling expenses	339.363
	205	Non operating expenses	0
	206	Other expenses	33.261
	207	Increase of inventory	26.638
	208	Increase of prepayments and accrued income	16.114
	209	Decrease in accruals and deferred income	0
	210	Decrease in short - term liabilities (excluding banks)	0
		Less:	
	211	Decrease in inventory	0
	212	Decrease in prepayments and accrued income	0
	213	Increase of accruals and deferred income	10.917
	214	Increase of short - term liabilities (excluding banks)	95.911
		Total cash outflows (A200)	**2.884.462**
A	300	**Tax cash outflows**	
	301	Income tax	0
	302	Taxes not incorporated in operating cost	0
	303	Tax differences from tax audits	0
	304	Decrease in taxes and duties liabilities	195.913
		Less:	
	305	Increase of taxes and duties liabilities	0
		Total tax cash outflows (A300)	**195.913**
		Cash flows from operating activities (algebraic sum A100-A200-A300=A)	**1.030.157**
B		**Cash flows from investing activities**	
B	100	**Cash inflows**	
	101	Sale of intangible assets	0
	102	Sale of tangible assets	7.754
	103	Sale of investments and fixed assets	0
	104	Decrease in long-term receivables	0
	105	Income from investments and fixed-assets	0
	106	Interest income (from long-term and other receivables)	0

		Total cash inflows (B100)	**7.754**
B	200	**Cash outflows**	
	201	Purchase of intangible assets	20.976
	202	Purchase of tangible assets	733.372
	203	Purchase of investments and fixed assets	13.000
	204	Increase of long-term receivables	0
	205	Increase of establishment expenses	0
		Total cash outflows (B200)	**767.348**
		Cash flows from investing activities (B100- 200)=B	**-759.594**

	C	**Cash flows from financing activities**	
C	100	**Cash inflows**	
	101	Increase of share capital and share premium	0
	102	Income from fixed assets subsidies and customers´ contributions	257.967
	103	Increase of long-term receivables	30.735
	104	Increase of short-term liabilities (banks)	0
		Total cash inflows (C100)	**288.702**
C	200	**Cash outflows**	
	201	Decrease (return) in share capital	0
	202	Return of fixed assets subsidies	0
	203	Decrease in long-term liabilities	0
	204	Decrease in short-term liabilities (banks)	240.969
	205	Interest paid	159.943
	206	Dividend paid	162.468
	207	Profit distribution to staff	0
	208	BoD remuneration from profits	0
		Total cash outflows (C200)	**563.380**
	II	**Cash flows from financing activities (C100-C200)=C**	**-274.678**
		CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)	**-4.115**
		PLUS: YEAR OPENING CASH:	**24.389**
		CASH END OF PERIOD	**20.274**

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004

3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004

(Amounts in thousands Euro)

	12/31/2004	12/31/2003
ASSETS		
B. INSTALLATION COSTS	29.187	36.264
Less: Accumulated depreciation	20.906	25.008
Net book value	8.281	11.256

C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.743.308	17.049.922
Less: Accumulated depreciation and amortization	8.615.486	7.927.080
Net book value	9.127.822	9.122.842
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	8.294	9.139
TOTAL FIXED ASSETS	9.136.116	9.131.981
D. CURRENT ASSETS		
I. Inventories	576.629	538.724
II. Customers	417.230	359.885
II. Other Receivables	223.620	203.283
III. Marketable Securities	14.956	9.327
IV. Cash at Banks and in Hand	23.121	27.494
TOTAL CURRENT ASSETS	1.255.556	1.138.713
E. PREPAYMENTS AND ACCRUED INCOME	255.596	239.482
TOTAL ASSETS	10.655.549	10.521.432
DEBIT MEMO ACCOUNTS	1.372.519	767.077

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004

3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004

(Amounts in thousands Euro)

	12/31/2004	12/31/2003
LIABILITIES & SHAREHOLDERS' EQUITY		
A. SHAREHOLDERS' EQUITY		
I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.413.867	1.273.958
IV. Reserves	547.800	547.800
Special reserve, Law 2941/01	1.426.731	1.426.731
Profits for the period before tax	439.512	0
Profits carried forward	0	28.218
Profits from previous years	28.211	0
TOTAL SHAREHOLDERS' EQUITY	5.039.075	4.459.661
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	609.053	603.202
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.120.302	3.118.797

Other long term liabilities	386.794	357.564
	3.507.096	3.476.361
II. CURRENT LIABILITIES		
Suppliers	250.793	202.066
Bonds and bank loans, short term portion	397.157	768.075
Taxes, duties and social security funds	128.370	306.397
Other liabilities	625.935	618.515
	1.402.255	1.895.053
TOTAL LIABILITIES	4.909.351	5.371.414
D. ACCRUALS AND DEFERRED INCOME	98.070	87.155
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.655.549	10.521.432
CREDIT MEMO ACCOUNTS	1.372.519	767.077

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004

(Amounts in thousands Euro)

	1/1/2004 - 12/31/2004	1/1/2003 - 12/31/2003
Sales	4.108.230	3.882.181
Less: Cost of sales	3.125.970	2.997.481
Gross operating results	982.260	884.700
Plus: other operating income	154.839	138.968
Total	1.137.099	1.023.668
Less: Administrative expenses	154.216	145.937
Research and development costs	39.824	47.968
Selling expenses	350.268	291.776
Subtotal	592.791	537.987
Less: Financial expenses, net	152.958	192.900
Total operating profit	439.833	345.087
Plus: Extraordinary income	49.927	116.741
Less: Extraordinary expenses	50.248	101.150
RESULT FOR THE PERIOD BEFORE TAX	439.512	360.678

Athens, 22 February, 2005

THE CHAIRMAN OF THE BOARD | THE MANAGING DIRECTOR | THE CHIEF ACCOUNTANT

I. D. PALAIOKRASSAS
ID.C.N. A 084031

ST. NEZIS
ID.C.N. Ξ 305492

EL. EXAKOUSTIDIS
ID.C.N. T 157094

NOTES FOR PPC GROUP

1. The December 31, 2004 condensed consolidated financial statements were prepared using the same accounting principles with those applied during the previous corresponding year.

2. The December 31, 2004 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

3. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

4. There are no liens against the Parent Company's fixed assets.

5. Monetary assets and liabilities of the Parent Company that are denominated in foreign currencies have been translated based on the exchange rates as of December 31, 2004.

6. In accordance with Law 2941/2001, the Parent Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

7. In accordance with article 15 of Law 3229/2004, as it exists, the Parent Company will proceed with a revaluation of its fixed assets as of December 31, 2004. The revaluation takes place, based on evaluation, in accordance with IAS/IFRS, by an independent firm. The revaluation has not yet been finalized due to thousands of fixed assets which belong to the Parent Company and due to their dispersion all over Greece. The results of the revaluation of the net book value which will arise from the valuation will be reflected in the annual financial statements of 12.31.2004 and they will influence the accounts of Land, Mines, Buildings, of Fixed Assets and of the Total Shareholders' Equity with the amount of the revaluation and the Statement of Income with the amount of tax of surplus which will arise on the difference of the revaluation. The result of the above revaluation cannot be currently determined.

8. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 1.036 million at December 31, 2004, representing the net book value of customers' contributions in the construction cost of the Parent Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

9. Accruals were recorded for all costs relating to the period.

10. Parent Company' s capital expenditure for the period totaled approximately Euro 754 million.

11. Adequate provisions have been made for all litigation.

12. Payroll includes 28.077 employees. The Parent Company is compensated for 155 employees who work exclusively for the Hellenic Transmission System Operator.

13. For comparison purposes certain reclassifications were made in "Buildings" and in "Lakes", in "Various Debtors" and in "Various Creditors", in cost of sales, in operating costs, in "Extraordinary Income", in "Extraordinary Profit", in "Extraordinary Losses" and in "Other Operating Income" on the 2003 consolidated financial statements which were published on 03.25.04, to conform to the presentation of the corresponding current year's condensed consolidated financial statements without effecting the result of 2003.

TRANSLATION

AUDITORS' REPORT

To the Board of Directors
"Public Power Corporation S.A."

We have carried out the audit required by the provisions of Article 6 of the P.D. 360/1985, as amended by Article 90 of L.2533/1997, in accordance with the principles and auditing standards followed by the Institute of Certified Public Accountants in Greece and the audit procedures which we deemed necessary, in order to ascertain that the above condensed consolidated financial statements of Public Power Corporation S.A. covering the period from January 1, 2004 to December 31, 2004, do not contain errors or omissions which materially affect the consolidated financial position, asset structure and consolidated results of the above parent company and its consolidated subsidiaries. We did not perform any audit of the financial statements of the subsidiaries included in the consolidation representing 0.12% of the consolidated assets, which have been audited by other auditors. Furthermore, for the financial statements of subsidiaries included in the consolidation representing 0.031% of the consolidated assets no auditors report have been provided to us up to the date of our report. Because of its minor importance we have not performed any audit on them.

Our audit work revealed that:

1. Included in tangible assets is the accumulated cost of construction of the hydroelectric dam with two generators in Mesohora area, amounting to approximately Euro 259.2 million on 31.12.04. The delivery of the project has been delayed pending the resolution of environmental disputes that will be resolved by the competent courts.

2. Included in inventories are balances relating to spare parts and materials held by contractors for the construction of networks amounting on 31.12.04 to Euro 22.6 million which up to the date of this

report have not been independently confirmed by these contractors. In the absence of appropriate alternative auditing procedures we are not in a position to confirm the above balances.

3. Included in inventories are debit and credit balances that show no movement for more than one year relating to purchases in progress and orders for materials placed abroad with a total net debit balance on 31.12.04 of approximately Euro 15.2 million, which to date have not been cleared. Therefore we are not in a position to opine on the recoverability of the above balances.

4. Parent company has not been subject to a regular tax audit for the financial year 2004. For the financial years 2000 up to 2003 a regular tax audit is in progress however the results of this audit can not be presently determined, while the subsidiaries included in the consolidation have not been subject to a regular tax audit since their incorporation. As a consequence, the tax liabilities of the companies included in the consolidation for the above mentioned unaudited years are not finalised.

Based on the audit performed, we have ascertained that the above condensed consolidated financial statements have been compiled in accordance with the relevant provisions of L.2190/1920 and, except for the matters noted above and the Company's notes below the Balance Sheet, do not contain errors or omissions which materially affect the consolidated financial position and asset structure of the Group as of December 31, 2004, and the consolidated results of operations for the year then ended, in accordance with the prevailing legislation and the accounting principles followed by the parent company which are generally accepted and do not differ from those applied in the respective period of the previous year.

Attention is drawn to the fact that this opinion is issued for the purposes of article 90 of L.2533/1997 and does not substitutes the statutory audit opinion for the statutory audit which is required according to the provisions of art. 108 of L.2190/1920 governing "sociétés anonnymes". For that purpose it is possible that certain balances of the above condensed financial statements may differ from the corresponding balances to be included in the annual statutory financial statements which will be accompanied by the statutory audit opinion.

Athens, February 22, 2005
The Certified Public Accountant
George D. Cambanis
Reg. No (ICPA (GR)): 10761
Deloitte.

Cash Flow Statement of GROUP PPC

(of the year 01/01/2004-31/12/2004)

COMPANIES REGISTER.: 47829/06/B/00/2

	A/A	BREAKDOWN	amounts in thousands € 31/12/2004
	A	**Cash flows from operating activities**	
A	100	**Cash inflows**	
	101	Sales	4.108.230
	102	Other operating income	36.780
	103	Extraordinary and non-operating income	14.043

	104	Income from previous fiscal years	2.831
	105	Interest income	15.132
	106	Income from securities	734
	107	Sale of securities	0
	108	Decrease in receivables	0
		Less:	
	109	Purchase of securities	4.950
	110	Increase of receivables	67.098
		Total cash inflows (A100)	**4.105.702**
A	**200**	**Cash outflows**	
	201	Cost of goods sold (less depreciation and provisions)	2.395.848
	202	Administrative expenses	143.148
	203	Research & development expenses	37.162
	204	Selling expenses	339.363
	205	Non operating expenses	0
	206	Other expenses	33.419
	207	Increase of inventory	26.638
	208	Increase of prepayments and accrued income	16.114
	209	Decrease in accruals and deferred income	0
	210	Decrease in short - term liabilities (excluding banks)	0
		Less:	
	211	Decrease in inventory	0
	212	Decrease in prepayments and accrued income	0
	213	Increase of accruals and deferred income	10.914
	214	Increase of short - term liabilities (excluding banks)	95.909
		Total cash outflows (A200)	**2.884.869**
A	**300**	**Tax cash outflows**	
	301	Income tax	0
	302	Taxes not incorporated in operating cost	0
	303	Tax differences from tax audits	0
	304	Decrease in taxes and duties liabilities	195.929
		Less:	
	305	Increase of taxes and duties liabilities	0
		Total tax cash outflows (A300)	**195.929**
		Cash flows from operating activities (algebraic sum A100-A200-A300=A)	**1.024.904**
	B	**Cash flows from investing activities**	
B	**100**	**Cash inflows**	
	101	Sale of intangible assets	0
	102	Sale of tangible assets	7.754
	103	Sale of investments and fixed assets	0
	104	Decrease in long-term receivables	0
	105	Income from investments and fixed-assets	0
	106	Interest income (from long-term and other receivables)	0
		Total cash inflows (B100)	**7.754**
B	**200**	**Cash outflows**	
	201	Purchase of intangible assets	20.976
	202	Purchase of tangible assets	733.372
	203	Purchase of investments and fixed assets	7.999

	204	Increase of long-term receivables	0
	205	Increase of establishment expenses	0
		Total cash outflows (B200)	**762.347**
		Cash flows from investing activities (B100- 200)=B	**-754.593**

	C	**Cash flows from financing activities**	
C	**100**	**Cash inflows**	
	101	Increase of share capital and share premium	0
	102	Income from fixed assets subsidies and customers´ contributions	257.967
	103	Increase of long-term receivables	30.735
	104	Increase of short-term liabilities (banks)	0
		Total cash inflows (C100)	**288.702**
C	**200**	**Cash outflows**	
	201	Decrease (return) in share capital	0
	202	Return of fixed assets subsidies	0
	203	Decrease in long-term liabilities	0
	204	Decrease in short-term liabilities (banks)	240.969
	205	Interest paid	159.949
	206	Dividend paid	162.468
	207	Profit distribution to staff	0
	208	BoD remuneration from profits	0
		Total cash outflows (C200)	**563.386**
	II	**Cash flows from financing activities (C100-C200)=C**	**-274.684**
		CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)	-4.373
		PLUS: YEAR OPENING CASH:	27.494
		CASH END OF PERIOD	23.121

FORM 1

ADDITIONAL FIGURES OF FINANCIAL INFORMATION

(FOR COMMERCIAL AND INDUSTRIAL COMPANIES)

COMPANY :

PUBLIC POWER CORPORATION S.A.

REFERRED PERIOD

[√] YEAR　　[ ] 1st Quarter　　[ ] 1st Semester

[ ] 9 month period　　[ ] Over 12 month period

(Check with √ the period to which the current submission is referred to)

From: **1/1/2004** **To:** **31/12/2004**

(Fill in the first and the last date of the referred period)

1. VARIATION OF BASIC FIGURES*

	% Variation
Sales	-
Gross operating results (after depreciation and amortization expense)	-
Gross operating results (before depreciation and amortization expense)	-
Partial operating results	-
Total operating, (profit) or loss	27,3%
Net income before tax	21,9%
Earnings before interest, taxes, depreciation and amortization	-
Earnings before depreciation, amortization and tax	-
Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit	-

****The figures of the Unit 1 are given only when a) the percentage of the variation in relation to the figures of the corresponding period last year is significant and especially more than 20% or b) the figures of the current period are not comparable to those of the corresponding period last year, and so the calculation of the percentage of the variation has to be done between comparable figures.***

2. **BALANCE SHEET AND INCOME STATEMENT FIGURES** ***(from the figures of the Unit 2, are given only those that are not presented in the published condensed financial statements)***

	Current Quarter	Comparable Quarter	Current Period *	Comparable Period

A) ANALYSIS OF INSTALLATION COSTS AND INTANGIBLE ASSETS				
BALANCE 1/1/.........			228.350	
Additions of the period..................			10.746	
Total			239.096	0
Minus : Depreciation and amortization............			146.474	
Balance........................			92.622	0
B) LONG TERM LIABILITIES				
1) Bonds Payable	0		1.680.000	
2) Bank loans	-150.384		1.440.302	
3) Other long term liabilities	7.549		386.794	
Total	-142.835	0	3.507.096	0
C) SHORT TERM LIABILITIES				
Banks, short term liabilities	124.800		187.050	
Other short term liabilities	32.147		1.215.185	
Total	156.947	0	1.402.235	0
D) ANALYSIS OF FINANCIAL RESULTS				
D1. Financial Income				
1. Income from investments	0		0	
2. Income from securities	40		734	
3. Profit from sale of investments and securities	0		0	
4. Interest and related income	2.642		15.062	
5.Devaluation of investments and securities				
D2. Financial expenses				
1.Devaluation of investments and securities	-3.153		9.389	
2.Losses from investments and securities	0		0	
3. Interest and related charges	39.660		159.943	
E) EXTRAORDINARY CHARGES				
E1.Extraordinary Income				
1. Extraordinary income	20.136		36.727	

2. Extraordinary profit	476		9.658	
3. Prior years income	949		2.831	
4. Income from prior years provisions	-3.451		679	
E2. Extraordinary Expenses				
1.Extraordinary expenses	1.881		10.160	
2.Extraordinary losses	4.197		14.959	
3.Prior years expenses	2.506		11.702	
4. Income from prior years provisions				
F) OPERATING RESULTS				
Total operating (Profit), or losses	92.215		439.858	
Net income before tax	98.441		439.512	
Net income before tax except losses/profit of securities	95.248		448.167	
Earnings before interest, tax, depreciation and amortization	324.569		1.325.346	
Results after year tax and fees of Members of the Board of Directors	-		-	
Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit	-		-	
G) CONSOLIDATED FINANCIAL STATEMENTS (EXCEPT THE ABOVE)				
Minority interests	-		-	
Consolidated results after minority interests	98.441		439.512	

* Current period is considered to be the period which starts from the beginning of the current year and ends at the end of the current quarter

3. ADJUSTED FIGURES (1)

	Current Quarter	Comparable Quarter	Current Period *	Comparable Period
A)TOTAL SHAREHOLDER' S EQUITY	-		-	

A1. ADJUSTED SHAREHOLDER' S EQUITY	-		-	
B) ADJUSTED RESULTS				
Net income before tax	-		-	
Results after year tax and fees of Members of the Board of Directors	-		-	
Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit	-		-	

(1) In the audited financial statements adjusted figures are presented in accordance with the notes and the remarks of the financial statements.

In the unaudited financial statements, the listed company has to present adjusted income statement figures when the accounting treatment, which was applied, was not in accordance with the Corporate Law and the generally accepted accounting principles.

* Current period is considered to be the period which starts from the beginning of the current year and ends at the end of the current quarter

4. WEIGHTED AVERAGE NUMBER OF SHARES

Current period (T)	Period T-1	Period T-2	Period T-3	Period T-4
232.000.000	232.000.000	232.000.000	220.657.534	220.000.000

The weighted average number of shares as formed at the end of EACH financial year.

The requirements of IAS 33 are applied during the calculation of the weighted average number of shares.

5. ADDITIONAL INFORMATION

1) Report on negative working capital or negative operational cash flows.

There is no reason to complete

2) Overdue borrowing obligations or other obligations or obligations nearing maturity for which is estimated that paying off will not be possible.

There is no reason to complete

3) Loss of an important customer / supplier* for the period reported in the published financial statements

There is no reason to complete

* In case of a commercial company, any possible renewal of contracts with its suppliers must be reported.

4) Remarks upon seasonality or periodicality that might apply on the company's activities
(concerns periodical financial statements).

There is no reason to complete

5) Reporting of any changes on accounting principles or valuation principles in relation to recent yearly published accounting statements.

There is no reason to complete

6) Changes of investments' share capital from the last published financial statement (Title, percentage of investment, accounting value of investment activity, country of operation).

There is no reason to complete

7) Outstanding balance of projects and projection of works that will be performed in the current financial year. A special notification must take place in case that works already performed but not certified/ invoiced , are included in sales. ***(for construction companies** only).*

There is no reason to complete

8) Diversification of risk factors (credit risk, operational risk, market risk, liquidity risk) that the issuing company faces, as well as auditing methods and procedures for observing and dealing with them, with respect to those stated in the most recent annual report or in previous ones, as well as a clear report in case one of the aforementioned risks has taken place and its consequences in the company's perspectives

There is no reason to complete

9) Provisions/Estimations of sales and results for the remaining financial year with a clear statement of the assumptions on which are based upon. For the submission of the aforementioned data, the standard of Circular 10 is used (Form A) of the Greek Securities Commission

There is no reason to complete

10) Material changes of the published financial data in relation with provisions established by the company and their rationale.

There is no reason to complete

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F | DI : 98/25-2-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- The Condensed Balance Sheet as at December 31, 2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at December 31, 2004 of PPC GROUP OF COMPANIES.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- The Condensed Balance Sheet as at December 31, 2004 of Public Power Corporation S.A.
- The Condensed Consolidated Balance Sheet as at December 31, 2004 of PPC GROUP OF COMPANIES.

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT DECEMBER 31, 2004
3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004
(Amounts in thousands Euro)

	12/31/2004	12/31/2003
ASSETS		
B. INSTALLATION COSTS	29.187	36.264
Less: Accumulated depreciation	20.906	25.008
Net book value	8.281	11.256
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.743.228	17.049.842
Less: Accumulated depreciation and amortization	8.615.413	7.927.015
Net book value	9.127.815	9.122.827
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	15.461	11.850
TOTAL FIXED ASSETS	9.143.276	9.134.677
D. CURRENT ASSETS		
I. Inventories	576.629	538.724
II. Customers	417.230	359.883
II. Other Receivables	224.236	203.655
III. Marketable Securities	10.006	9.327
IV. Cash at Banks and in Hand	20.274	24.389
TOTAL CURRENT ASSETS	1.248.375	1.135.978
E. PREPAYMENTS AND ACCRUED INCOME	255.596	239.482
TOTAL ASSETS	10.655.528	10.521.393
DEBIT MEMO ACCOUNTS	1.372.369	766.927

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT DECEMBER 31, 2004
3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004
(Amounts in thousands Euro)

	12/31/2004	12/31/2003
LIABILITIES & SHAREHOLDERS' EQUITY		
A. SHAREHOLDERS' EQUITY		

I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.413.867	1.273.958
IV. Reserves	547.800	547.800
Special reserve, Law 2941/01	1.426.731	1.426.731
Profits for the period before tax	439.512	0
Profits carried forward	0	28.218
Profits from previous years	28.211	0
TOTAL SHAREHOLDERS' EQUITY	5.039.075	4.459.661
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	609.053	603.202
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.120.302	3.118.797
Other long term liabilities	386.794	357.564
	3.507.096	3.476.361
II. CURRENT LIABILITIES		
Suppliers	250.793	202.065
Bonds and bank loans, short term portion	397.154	768.072
Taxes, duties and social security funds	128.362	306.374
Other liabilities	625.926	618.506
	1.402.235	1.895.017
TOTAL LIABILITIES	4.909.331	5.371.378
D. ACCRUALS AND DEFERRED INCOME	98.069	87.152
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.655.528	10.521.393
CREDIT MEMO ACCOUNTS	1.372.369	766.927

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004
(Amounts in thousands Euro)

	1/1/2004 - 12/31/2004	1/1/2003 -12/31/2003
Sales	4.108.230	3.882.181
Less: Cost of sales	3.125.970	2.997.481
Gross operating results	982.260	884.700
Plus: other operating income	155.038	139.162
Total	1.137.298	1.023.862
Less: Administrative expenses	153.813	145.102
Research and development costs	39.824	47.968
Selling expenses	350.268	291.776
Subtotal	593.393	539.016

Less: Financial expenses, net	153.536	193.531
Total operating profit	439.857	345.485
Plus: Extraordinary income	49.896	116.326
Less: Extraordinary expenses	50.241	101.133
RESULT FOR THE PERIOD BEFORE TAX	439.512	360.678

Athens, 22 February, 2005

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
I. D. PALAIOKRASSAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.N. A 084031	ID.C.N. Ξ 305492	ID.C.N. T 157094

NOTES FOR PPC S.A.

1. The December 31, 2004 condensed financial statements were prepared using the same accounting principles with those applied during the previous corresponding year.

2. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

3. There are no liens against the Company's fixed assets.

4. In accordance with Law 2941/2001, the Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

5. In accordance with article 15 of Law 3229/2004, the Company will proceed with a revaluation of its fixed assets as of December 31, 2004. The revaluation takes place, based on evaluation, in accordance with IAS/IFRS, by an independent firm. The revaluation has not yet been finalized due to thousands of fixed assets which belong to the Company and due to their dispersion all over Greece. The results of the revaluation of the net book value which will arise from the valuation will be reflected in the annual financial statements of 12.31.2004 and they will influence the accounts of Land, Mines, Buildings, of Fixed Assets and of the Total Shareholders' Equity with the amount of the revaluation and the Statement of Income with the amount of tax of

surplus which will arise on the difference of the revaluation. The result of the above revaluation cannot be currently determined.

6. Monetary assets and liabilities that are denominated in foreign currencies have been translated based on the exchange rates as of December 31, 2004.

7. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions ", an amount of approximately Euro 1.036 million at December 31, 2004, representing the net book value of customers' contributions in the construction cost of the Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

8. Accruals were recorded for all costs relating to the period.

9. Capital expenditure for the period totaled approximately Euro 754 million.

10. Adequate provisions have been made for all litigation.

11. Payroll includes 28.076 employees. The Company is compensated for 155 employees who work exclusively for the Hellenic Transmission System Operator.

12. For comparison purposes certain reclassifications were made in "Buildings" and in "Lakes", in "Various Debtors" and in "Various Creditors", in cost of sales, in operating costs, in "Extraordinary Income", in "Extraordinary Profit", in "Extraordinary Losses" and in "Other Operating Income" on the 2003 financial statements which were published on 03.25.04, to conform to the presentation of the corresponding current year's condensed financial statements without effecting the result of 2003.

13. The main activity of the Company, is classified under activity code No 401 "Generation and distribution of electricity" in accordance with the four digit STAKOD classification Code 03.

TRANSLATION

AUDITORS' REPORT

To the Board of Directors
Public Power Corporation S.A.

We have carried out the audit required by the provisions of Article 6 of the P.D. 360/1985, as amended by Article 90 of L.2533/1997, in accordance with the principles and auditing standards followed by the Institute of Certified Public Accountants of Greece and the audit procedures which we deemed necessary, to ascertain that the above condensed financial statements for the period from January 1, 2004 to December 31, 2004 of Public Power Corporation S.A. do not contain errors or omissions which materially affect the asset structure and the financial position of the Company and its results of operations for the period then ended. Our audit included the operations of the Company's branches. The books and records maintained by the Company were made available to us and we were provided with the necessary information and other explanations we requested. The Company has complied with the provisions of the Greek Chart of Accounts. No changes in the accounting methods have been made compared to prior period and the cost of production has been determined in accordance with generally accepted costing principles.

Our audit work revealed that:

1. Included in tangible assets is the accumulated cost of construction of the hydroelectric dam with two generators in Mesohora area, amounting to approximately Euro 259.2 million on 31.12.04. The delivery of the project has been delayed pending the resolution of environmental disputes that will be resolved by the competent courts.

2. Included in inventories are balances relating to spare parts and materials held by contractors for the construction of networks amounting on 31.12.04 to Euro 22.6 million which up to the date of this report have not been independently confirmed by these contractors. In the absence of appropriate alternative auditing procedures we are not in a position to confirm the above balances.

3. Included in inventories are debit and credit balances that show no movement for more than one year relating to purchases in progress and orders for materials placed abroad with a total net debit balance on 31.12.04 of approximately Euro 15.2 million, which to date have not been cleared. Therefore we are not in a position to opine on the recoverability of the above balances.

4. The Company has not been subject to a regular tax audit for the financial year 2004. For the financial years 2000 up to 2003 a regular tax audit is in progress however the results of this audit can not be presently determined. As a consequence, the tax liabilities of the Company for the unaudited period January 1, 2000 until December 31, 2004 are not finalised.

Based on the audit performed, we have ascertained that the above condensed financial statements derive from the books and the records of the Company and except for the matters discussed above and the Company's notes below the Balance Sheet, do not contain errors or omissions which materially affect the financial position and asset structure of the Company as of December 31, 2004 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles and methods followed by the Company which are generally accepted in Greece and do not differ from those applied in the respective period of the previous year.

Attention is drawn to the fact that this opinion is issued for the purposes of article 90 of L.2533/1997 and does not substitutes the statutory audit opinion for the statutory audit which is required according to the provisions of art. 37 of L.2190/1920 governing "sociétés anonnymes". For that purpose it is possible that certain balances of the above condensed financial statements may differ from the corresponding balances to be included in the annual statutory financial statements which will be accompanied by the statutory audit opinion.

Athens, February 22, 2005
The Certified Public Accountant
George D. Cambanis
Reg. No (ICPA (GR)): 10761
Deloitte.

Cash Flow Statement of PUBLIC POWER CORPORATION S.A.

(of the year 01/01/2004-31/12/2004)

COMPANIES REGISTER.: 47829/06/B/00/2

A/A	amounts in thousands €

		BREAKDOWN	31/12/2004
A		**Cash flows from operating activities**	
A	100	**Cash inflows**	
	101	Sales	4.108.230
	102	Other operating income	36.979
	103	Extraordinary and non-operating income	14.043
	104	Income from previous fiscal years	2.831
	105	Interest income	15.062
	106	Income from securities	734
	107	Sale of securities	0
	108	Decrease in receivables	0
		Less:	
	109	Purchase of securities	0
	110	Increase of receivables	67.347
		Total cash inflows (A100)	**4.110.532**
A	200	**Cash outflows**	
	201	Cost of goods sold (less depreciation and provisions)	2.395.848
	202	Administrative expenses	142.904
	203	Research & development expenses	37.162
	204	Selling expenses	339.363
	205	Non operating expenses	0
	206	Other expenses	33.261
	207	Increase of inventory	26.638
	208	Increase of prepayments and accrued income	16.114
	209	Decrease in accruals and deferred income	0
	210	Decrease in short - term liabilities (excluding banks)	0
		Less:	
	211	Decrease in inventory	0
	212	Decrease in prepayments and accrued income	0
	213	Increase of accruals and deferred income	10.917
	214	Increase of short - term liabilities (excluding banks)	95.911
		Total cash outflows (A200)	**2.884.462**
A	300	**Tax cash outflows**	
	301	Income tax	0
	302	Taxes not incorporated in operating cost	0
	303	Tax differences from tax audits	0
	304	Decrease in taxes and duties liabilities	195.913
		Less:	
	305	Increase of taxes and duties liabilities	0
		Total tax cash outflows (A300)	**195.913**
		Cash flows from operating activities (algebraic sum A100-A200-A300=A)	**1.030.157**
B		**Cash flows from investing activities**	
B	100	**Cash inflows**	
	101	Sale of intangible assets	0
	102	Sale of tangible assets	7.754
	103	Sale of investments and fixed assets	0
	104	Decrease in long-term receivables	0
	105	Income from investments and fixed-assets	0
	106	Interest income (from long-term and other receivables)	0

		Total cash inflows (B100)	**7.754**
B	200	**Cash outflows**	
	201	Purchase of intangible assets	20.976
	202	Purchase of tangible assets	733.372
	203	Purchase of investments and fixed assets	13.000
	204	Increase of long-term receivables	0
	205	Increase of establishment expenses	0
		Total cash outflows (B200)	**767.348**
		Cash flows from investing activities (B100- 200)=B	**-759.594**

	C	**Cash flows from financing activities**	
C	100	**Cash inflows**	
	101	Increase of share capital and share premium	0
	102	Income from fixed assets subsidies and customers´ contributions	257.967
	103	Increase of long-term receivables	30.735
	104	Increase of short-term liabilities (banks)	0
		Total cash inflows (C100)	**288.702**
C	200	**Cash outflows**	
	201	Decrease (return) in share capital	0
	202	Return of fixed assets subsidies	0
	203	Decrease in long-term liabilities	0
	204	Decrease in short-term liabilities (banks)	240.969
	205	Interest paid	159.943
	206	Dividend paid	162.468
	207	Profit distribution to staff	0
	208	BoD remuneration from profits	0
		Total cash outflows (C200)	**563.380**
	II	**Cash flows from financing activities (C100-C200)=C**	**-274.678**
		CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)	**-4.115**
		PLUS: YEAR OPENING CASH:	**24.389**
		CASH END OF PERIOD	**20.274**

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004
3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004
(Amounts in thousands Euro)

	12/31/2004	12/31/2003
ASSETS		
B. INSTALLATION COSTS	29.187	36.264
Less: Accumulated depreciation	20.906	25.008
Net book value	8.281	11.256

C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	17.743.308	17.049.922
Less: Accumulated depreciation and amortization	8.615.486	7.927.080
Net book value	9.127.822	9.122.842
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	8.294	9.139
TOTAL FIXED ASSETS	9.136.116	9.131.981
D. CURRENT ASSETS		
I. Inventories	576.629	538.724
II. Customers	417.230	359.885
II. Other Receivables	223.620	203.283
III. Marketable Securities	14.956	9.327
IV. Cash at Banks and in Hand	23.121	27.494
TOTAL CURRENT ASSETS	1.255.556	1.138.713
E. PREPAYMENTS AND ACCRUED INCOME	255.596	239.482
TOTAL ASSETS	10.655.549	10.521.432
DEBIT MEMO ACCOUNTS	1.372.519	767.077

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2004

3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004

(Amounts in thousands Euro)

	12/31/2004	12/31/2003
LIABILITIES & SHAREHOLDERS' EQUITY		
A. SHAREHOLDERS' EQUITY		
I. Share capital	1.067.200	1.067.200
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.413.867	1.273.958
IV. Reserves	547.800	547.800
Special reserve, Law 2941/01	1.426.731	1.426.731
Profits for the period before tax	439.512	0
Profits carried forward	0	28.218
Profits from previous years	28.211	0
TOTAL SHAREHOLDERS' EQUITY	5.039.075	4.459.661
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	609.053	603.202
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.120.302	3.118.797

Other long term liabilities	386.794	357.564
	3.507.096	3.476.361
II. CURRENT LIABILITIES		
Suppliers	250.793	202.066
Bonds and bank loans, short term portion	397.157	768.075
Taxes, duties and social security funds	128.370	306.397
Other liabilities	625.935	618.515
	1.402.255	1.895.053
TOTAL LIABILITIES	4.909.351	5.371.414
D. ACCRUALS AND DEFERRED INCOME	98.070	87.155
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10.655.549	10.521.432
CREDIT MEMO ACCOUNTS	1.372.519	767.077

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

3RD ACCOUNTING PERIOD 01/01/2004 - 12/31/2004

(Amounts in thousands Euro)

	1/1/2004 - 12/31/2004	1/1/2003 - 12/31/2003
Sales	4.108.230	3.882.181
Less: Cost of sales	3.125.970	2.997.481
Gross operating results	982.260	884.700
Plus: other operating income	154.839	138.968
Total	1.137.099	1.023.668
Less: Administrative expenses	154.216	145.937
Research and development costs	39.824	47.968
Selling expenses	350.268	291.776
Subtotal	592.791	537.987
Less: Financial expenses, net	152.958	192.900
Total operating profit	439.833	345.087
Plus: Extraordinary income	49.927	116.741
Less: Extraordinary expenses	50.248	101.150
RESULT FOR THE PERIOD BEFORE TAX	439.512	360.678

Athens, 22 February, 2005

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
I. D. PALAIOKRASSAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.N. A 084031	ID.C.N. Ξ 305492	ID.C.N. T 157094

NOTES FOR PPC GROUP

1. The December 31, 2004 condensed consolidated financial statements were prepared using the same accounting principles with those applied during the previous corresponding year.

2. The December 31, 2004 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

3. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

4. There are no liens against the Parent Company's fixed assets.

5. Monetary assets and liabilities of the Parent Company that are denominated in foreign currencies have been translated based on the exchange rates as of December 31, 2004.

6. In accordance with Law 2941/2001, the Parent Company proceeded with a revaluation of its fixed assets which was conducted by an independent firm of appraisers as of December 31st 2000. The net revaluation surplus which amounted to Euro 2,9 billion, is included in Shareholders' Equity.

7. In accordance with article 15 of Law 3229/2004, as it exists, the Parent Company will proceed with a revaluation of its fixed assets as of December 31, 2004. The revaluation takes place, based on evaluation, in accordance with IAS/IFRS, by an independent firm. The revaluation has not yet been finalized due to thousands of fixed assets which belong to the Parent Company and due to their dispersion all over Greece. The results of the revaluation of the net book value which will arise from the valuation will be reflected in the annual financial statements of 12.31.2004 and they will influence the accounts of Land, Mines, Buildings, of Fixed Assets and of the Total Shareholders' Equity with the amount of the revaluation and the Statement of Income with the amount of tax of surplus which will arise on the difference of the revaluation. The result of the above revaluation cannot be currently determined.

8. In accordance with a decision of the National Accounting Council, which equates " Customers Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 1.036 million at December 31, 2004, representing the net book value of customers' contributions in the construction cost of the Parent Company' s networks, is included in Equity under "Revaluation reserves and investment grants".

9. Accruals were recorded for all costs relating to the period.

10. Parent Company' s capital expenditure for the period totaled approximately Euro 754 million.

11. Adequate provisions have been made for all litigation.

12. Payroll includes 28.077 employees. The Parent Company is compensated for 155 employees who work exclusively for the Hellenic Transmission System Operator.

13. For comparison purposes certain reclassifications were made in "Buildings" and in "Lakes", in "Various Debtors" and in "Various Creditors", in cost of sales, in operating costs, in "Extraordinary Income", in "Extraordinary Profit", in "Extraordinary Losses" and in "Other Operating Income" on the 2003 consolidated financial statements which were published on 03.25.04, to conform to the presentation of the corresponding current year's condensed consolidated financial statements without effecting the result of 2003.

TRANSLATION

AUDITORS' REPORT

To the Board of Directors
"Public Power Corporation S.A."

We have carried out the audit required by the provisions of Article 6 of the P.D. 360/1985, as amended by Article 90 of L.2533/1997, in accordance with the principles and auditing standards followed by the Institute of Certified Public Accountants in Greece and the audit procedures which we deemed necessary, in order to ascertain that the above condensed consolidated financial statements of Public Power Corporation S.A. covering the period from January 1, 2004 to December 31, 2004, do not contain errors or omissions which materially affect the consolidated financial position, asset structure and consolidated results of the above parent company and its consolidated subsidiaries. We did not perform any audit of the financial statements of the subsidiaries included in the consolidation representing 0.12% of the consolidated assets, which have been audited by other auditors. Furthermore, for the financial statements of subsidiaries included in the consolidation representing 0.031% of the consolidated assets no auditors report have been provided to us up to the date of our report. Because of its minor importance we have not performed any audit on them.

Our audit work revealed that:

1. Included in tangible assets is the accumulated cost of construction of the hydroelectric dam with two generators in Mesohora area, amounting to approximately Euro 259.2 million on 31.12.04. The delivery of the project has been delayed pending the resolution of environmental disputes that will be resolved by the competent courts.

2. Included in inventories are balances relating to spare parts and materials held by contractors for the construction of networks amounting on 31.12.04 to Euro 22.6 million which up to the date of this

report have not been independently confirmed by these contractors. In the absence of appropriate alternative auditing procedures we are not in a position to confirm the above balances.

3. Included in inventories are debit and credit balances that show no movement for more than one year relating to purchases in progress and orders for materials placed abroad with a total net debit balance on 31.12.04 of approximately Euro 15.2 million, which to date have not been cleared. Therefore we are not in a position to opine on the recoverability of the above balances.

4. Parent company has not been subject to a regular tax audit for the financial year 2004. For the financial years 2000 up to 2003 a regular tax audit is in progress however the results of this audit can not be presently determined, while the subsidiaries included in the consolidation have not been subject to a regular tax audit since their incorporation. As a consequence, the tax liabilities of the companies included in the consolidation for the above mentioned unaudited years are not finalised.

Based on the audit performed, we have ascertained that the above condensed consolidated financial statements have been compiled in accordance with the relevant provisions of L.2190/1920 and, except for the matters noted above and the Company's notes below the Balance Sheet, do not contain errors or omissions which materially affect the consolidated financial position and asset structure of the Group as of December 31, 2004, and the consolidated results of operations for the year then ended, in accordance with the prevailing legislation and the accounting principles followed by the parent company which are generally accepted and do not differ from those applied in the respective period of the previous year.

Attention is drawn to the fact that this opinion is issued for the purposes of article 90 of L.2533/1997 and does not substitutes the statutory audit opinion for the statutory audit which is required according to the provisions of art. 108 of L.2190/1920 governing "sociétés anonnymes". For that purpose it is possible that certain balances of the above condensed financial statements may differ from the corresponding balances to be included in the annual statutory financial statements which will be accompanied by the statutory audit opinion.

Athens, February 22, 2005
The Certified Public Accountant
George D. Cambanis
Reg. No (ICPA (GR)): 10761
Deloitte.

Cash Flow Statement of GROUP PPC

(of the year 01/01/2004-31/12/2004)
COMPANIES REGISTER.: 47829/06/B/00/2

A/A		BREAKDOWN	amounts in thousands € 31/12/2004
	A	**Cash flows from operating activities**	
A	100	**Cash inflows**	
	101	Sales	4.108.230
	102	Other operating income	36.780
	103	Extraordinary and non-operating income	14.043

	104	Income from previous fiscal years	2.831
	105	Interest income	15.132
	106	Income from securities	734
	107	Sale of securities	0
	108	Decrease in receivables	0
		Less:	
	109	Purchase of securities	4.950
	110	Increase of receivables	67.098
		Total cash inflows (A100)	**4.105.702**
A	**200**	**Cash outflows**	
	201	Cost of goods sold (less depreciation and provisions)	2.395.848
	202	Administrative expenses	143.148
	203	Research & development expenses	37.162
	204	Selling expenses	339.363
	205	Non operating expenses	0
	206	Other expenses	33.419
	207	Increase of inventory	26.638
	208	Increase of prepayments and accrued income	16.114
	209	Decrease in accruals and deferred income	0
	210	Decrease in short - term liabilities (excluding banks)	0
		Less:	
	211	Decrease in inventory	0
	212	Decrease in prepayments and accrued income	0
	213	Increase of accruals and deferred income	10.914
	214	Increase of short - term liabilities (excluding banks)	95.909
		Total cash outflows (A200)	**2.884.869**
A	**300**	**Tax cash outflows**	
	301	Income tax	0
	302	Taxes not incorporated in operating cost	0
	303	Tax differences from tax audits	0
	304	Decrease in taxes and duties liabilities	195.929
		Less:	
	305	Increase of taxes and duties liabilities	0
		Total tax cash outflows (A300)	**195.929**
		Cash flows from operating activities (algebraic sum A100-A200-A300=A)	**1.024.904**
	B	**Cash flows from investing activities**	
B	**100**	**Cash inflows**	
	101	Sale of intangible assets	0
	102	Sale of tangible assets	7.754
	103	Sale of investments and fixed assets	0
	104	Decrease in long-term receivables	0
	105	Income from investments and fixed-assets	0
	106	Interest income (from long-term and other receivables)	0
		Total cash inflows (B100)	**7.754**
B	**200**	**Cash outflows**	
	201	Purchase of intangible assets	20.976
	202	Purchase of tangible assets	733.372
	203	Purchase of investments and fixed assets	7.999

	204	Increase of long-term receivables	0
	205	Increase of establishment expenses	0
		Total cash outflows (B200)	**762.347**
		Cash flows from investing activities (B100- 200)=B	**-754.593**

	C	**Cash flows from financing activities**	
C	100	**Cash inflows**	
	101	Increase of share capital and share premium	0
	102	Income from fixed assets subsidies and customers´ contributions	257.967
	103	Increase of long-term receivables	30.735
	104	Increase of short-term liabilities (banks)	0
		Total cash inflows (C100)	**288.702**
C	200	**Cash outflows**	
	201	Decrease (return) in share capital	0
	202	Return of fixed assets subsidies	0
	203	Decrease in long-term liabilities	0
	204	Decrease in short-term liabilities (banks)	240.969
	205	Interest paid	159.949
	206	Dividend paid	162.468
	207	Profit distribution to staff	0
	208	BoD remuneration from profits	0
		Total cash outflows (C200)	**563.386**
	II	**Cash flows from financing activities (C100-C200)=C**	**-274.684**
		CASH FLOWS OF THE COMPANY (algebraic sum A+B+C)	**-4.373**
		PLUS: YEAR OPENING CASH:	**27.494**
		CASH END OF PERIOD	**23.121**

FORM 1

ADDITIONAL FIGURES OF FINANCIAL INFORMATION

(FOR COMMERCIAL AND INDUSTRIAL COMPANIES)

COMPANY :

PUBLIC POWER CORPORATION S.A.

REFERRED PERIOD

[√] YEAR   [ ] 1st Quarter   [ ] 1st Semester

[ ] 9 month period   [ ] Over 12 month period

(Check with √ the period to which the current submission is referred to)

From: **1/1/2004** **To:** **31/12/2004**

(Fill in the first and the last date of the referred period)

1. VARIATION OF BASIC FIGURES*

	% Variation
Sales	-
Gross operating results (after depreciation and amortization expense)	-
Gross operating results (before depreciation and amortization expense)	-
Partial operating results	-
Total operating, (profit) or loss	27,3%
Net income before tax	21,9%
Earnings before interest, taxes, depreciation and amortization	-
Earnings before depreciation, amortization and tax	-
Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit	-

The figures of the Unit 1 are given only when a) the percentage of the variation in relation to the figures of the corresponding period last year is significant and especially more than 20% or b) the figures of the current period are not comparable to those of the corresponding period last year, and so the calculation of the percentage of the variation has to be done between comparable figures.

2. BALANCE SHEET AND INCOME STATEMENT FIGURES *(from the figures of the Unit 2, are given only those that are not presented in the published condensed financial statements)*

	Current Quarter	Comparable Quarter	Current Period *	Comparable Period

A) ANALYSIS OF INSTALLATION COSTS AND INTANGIBLE ASSETS				
BALANCE 1/1/..........			228.350	
Additions of the period..................			10.746	
Total			239.096	0
Minus : Depreciation and amortization............			146.474	
Balance........................			92.622	0
B) LONG TERM LIABILITIES				
1) Bonds Payable	0		1.680.000	
2) Bank loans	-150.384		1.440.302	
3) Other long term liabilities	7.549		386.794	
Total	-142.835	0	3.507.096	0
C) SHORT TERM LIABILITIES				
Banks, short term liabilities	124.800		187.050	
Other short term liabilities	32.147		1.215.185	
Total	156.947	0	1.402.235	0
D) ANALYSIS OF FINANCIAL RESULTS				
D1. Financial Income				
1. Income from investments	0		0	
2. Income from securities	40		734	
3. Profit from sale of investments and securities	0		0	
4. Interest and related income	2.642		15.062	
5.Devaluation of investments and securities				
D2. Financial expenses				
1.Devaluation of investments and securities	-3.153		9.389	
2.Losses from investments and securities	0		0	
3. Interest and related charges	39.660		159.943	
E) EXTRAORDINARY CHARGES				
E1.Extraordinary Income				
1. Extraordinary income	20.136		36.727	

2. Extraordinary profit	476		9.658	
3. Prior years income	949		2.831	
4. Income from prior years provisions	-3.451		679	
E2. Extraordinary Expenses				
1.Extraordinary expenses	1.881		10.160	
2.Extraordinary losses	4.197		14.959	
3.Prior years expenses	2.506		11.702	
4. Income from prior years provisions				
F) OPERATING RESULTS				
Total operating (Profit), or losses	92.215		439.858	
Net income before tax	98.441		439.512	
Net income before tax except losses/profit of securities	95.248		448.167	
Earnings before interest, tax, depreciation and amortization	324.569		1.325.346	
Results after year tax and fees of Members of the Board of Directors	-		-	
Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit	-		-	
G) CONSOLIDATED FINANCIAL STATEMENTS (EXCEPT THE ABOVE)				
Minority interests	-		-	
Consolidated results after minority interests	98.441		439.512	

* Current period is considered to be the period which starts from the beginning of the current year and ends at the end of the current quarter

3. ADJUSTED FIGURES (1)

	Current Quarter	Comparable Quarter	Current Period *	Comparable Period
A)TOTAL SHAREHOLDER' S EQUITY	-		-	

A1. ADJUSTED SHAREHOLDER' S EQUITY	-		-	
B) ADJUSTED RESULTS				
Net income before tax	-		-	
Results after year tax and fees of Members of the Board of Directors	-		-	
Results after year tax and fees of Members of the Board of Directors and taxes of prior years' tax audit	-		-	

(1) In the audited financial statements adjusted figures are presented in accordance with the notes and the remarks of the financial statements.

In the unaudited financial statements, the listed company has to present adjusted income statement figures when the accounting treatment, which was applied, was not in accordance with the Corporate Law and the generally accepted accounting principles.

* Current period is considered to be the period which starts from the beginning of the current year and ends at the end of the current quarter

4. WEIGHTED AVERAGE NUMBER OF SHARES

Current period (T)	Period T-1	Period T-2	Period T-3	Period T-4
232.000.000	232.000.000	232.000.000	220.657.534	220.000.000

The weighted average number of shares as formed at the end of EACH financial year.

The requirements of IAS 33 are applied during the calculation of the weighted average number of shares.

5. ADDITIONAL INFORMATION

1) Report on negative working capital or negative operational cash flows.

There is no reason to complete

2) Overdue borrowing obligations or other obligations or obligations nearing maturity for which is estimated that paying off will not be possible.

There is no reason to complete

3) Loss of an important customer / supplier* for the period reported in the published financial statements

There is no reason to complete

* In case of a commercial company, any possible renewal of contracts with its suppliers must be reported.

4) Remarks upon seasonality or periodicality that might apply on the company's activities
(concerns periodical financial statements).

There is no reason to complete

5) Reporting of any changes on accounting principles or valuation principles in relation to recent yearly published accounting statements.

There is no reason to complete

6) Changes of investments' share capital from the last published financial statement (Title, percentage of investment, accounting value of investment activity, country of operation).

There is no reason to complete

7) Outstanding balance of projects and projection of works that will be performed in the current financial year. A special notification must take place in case that works already performed but not certified/ invoiced , are included in sales. ***(for construction companies** only).*

There is no reason to complete

8) Diversification of risk factors (credit risk, operational risk, market risk, liquidity risk) that the issuing company faces, as well as auditing methods and procedures for observing and dealing with them, with respect to those stated in the most recent annual report or in previous ones, as well as a clear report in case one of the aforementioned risks has taken place and its consequences in the company's perspectives

There is no reason to complete

9) Provisions/Estimations of sales and results for the remaining financial year
with a clear statement of the assumptions on which are based upon. For the submission of the aforementioned data, the standard of Circular 10 is used (Form A) of the Greek Securities Commission

There is no reason to complete

10) Material changes of the published financial data in relation with provisions established by the company and their rationale.

There is no reason to complete